April 29, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC  20549

Re:	Aftersoft Group, Inc.
Registration Statement on Form S-1
Filed on January 14, 2009, amended on April 3, 2009
File No. 333-156719 (the “Registration Statement”)

Dear Mr. Dougherty:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”).  We enclose herewith, and have submitted via EDGAR, clean and marked versions of Amendment 2 to the Registration Statement, containing an updated legality opinion filed as Exhibit 5.1 to the Registration Statement in response to the comment of the Securities and Exchange Commission’s staff (the “Staff”) on April 24, 2009. The Company’s request for acceleration has been submitted under separate cover.

We trust that the foregoing is responsive to the Staff’s comment.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.
cc:  Aftersoft Group, Inc.